

November 1, 2010

VIA U.S. MAIL

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> **Re:** **General Motors Company**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-168919**

Dear Mr. Cyprus:

We have reviewed your amended filing and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Management's Discussion and Analysis, page 42

Net Liquid Assets (Debt), page 125

1. We note the recently announced capital structure actions described on pages 7 and 8. Please tell us what consideration you gave to reflecting the pro forma effects of these actions on the amounts shown in the table at the bottom of page 125. This comment also applies to the table, which summarizes your global liquidity, on page 114.

Contractual Obligations and Other Long-Term Liabilities, page 131

2. In the first paragraph on page 132, you indicate that you have adjusted the table of contractual obligations for certain recently announced capital structure actions. Please clarify how you adjusted amounts set forth in this table. Based on your disclosure in footnote (g) to the table, which states that amounts in the table exclude the purchase of the Series A Preferred Stock held by the UST for a price equal to 102% of their $2.1 billion aggregate liquidation amount and the voluntary cash contribution to your hourly and salaried pension plans of $4.0 billion, it appears you made no adjustments to amounts set forth in this table.

Exhibit Index

3. We note you have removed former Exhibits 10.3 (Amended and Restated Secured Note Agreement) and 10.4 (Assignment and Assumption Agreement and Third Amendment to Amended and Restated Secured Note Agreement) from the exhibit index. Please tell us why you believe it is appropriate to remove these exhibits from the index or include them with your next amendment. Refer to Item 601(b)(10)(i) of Regulation S-K.

You may contact Juan Migone at (202) 551-3312, or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin T. Dobbie, Special Counsel, at (202) 551-3469, or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block LLP